FORM 5         U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                    Filed pursuant to Section 16(a) of the
                         Securities Act of 1934

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[X] Form 4 Holdings Reported


1.  Name and Address of Reporting Person

CAMERON        DOUGLAS            B.
(Last)         (First)   (Middle)

430A KAULANA ST.
               (Street)

KAHULUI             Hi        96732
(City)         (State)   (Zip)

2.  Issuer Name and Ticker or Trading Symbol
    MAUI LAND & PINEAPPLE COMPANY, INC. (MAUI)

3.  IRS or Social Security Number of Reporting
    Person (Voluntary)    ###-##-####

4.  Statement for Month/Year         12/96

5.  If Amendment, Date of Original
    (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

[ ] Director   [ ] 10% Owner
[ ] Officer (give title below)   [X] Other (specify below)

MEMBER OF GROUP OWNING MORE THAN 10%

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security:    COMMON STOCK
2.   Transaction Date (Month/Day/Year):  12/23/96
3.   Transaction Code: Code   P
4.   Securities Acquired (A) or Disposed of (D):
     Amount:  1         (A) or (D):    A       Price:  $47/SHARE
5.   Amount of Securities Beneficially Owned at End of Month:35,790
6.   Ownership Form -  Direct (D) or Indirect (I):    D
7.   Nature of Indirect Beneficial Ownership:

1.   Title of Security:    COMMON STOCK
2.   Transaction Date (Month/Day/Year):
3.   Transaction Code: Code
4.   Securities Acquired (A) or Disposed of (D):
     Amount:            (A) or (D):            Price:
5.   Amount of Securities Beneficially Owned at End of Month:51,110
6.   Ownership Form -  Direct (D) or Indirect (I):    I
7.   Nature of Indirect Beneficial Ownership:        (1)


1.   Title of Security:    COMMON STOCK
2.   Transaction Date (Month/Day/Year):
3.   Transaction Code: Code
4.   Securities Acquired (A) or Disposed of (D):
     Amount:            (A) or (D):            Price:
5.   Amount of Securities Beneficially Owned at End of Month:105939
6.   Ownership Form -  Direct (D) or Indirect (I):    I
7.   Nature of Indirect Beneficial Ownership:        (2)


Explanation of Responses:

(1) OWNED BY COLIN C. CAMERON TRUST; REPORTING PERSON IS A TRUSTEE AND BENEFICIARY.
(2)  OWNED BY MAUI PUBLISHING COMPANY, LTD.; REPORTING PERSON IS A
     DIRECTOR.




 /S/ DOUGLAS B. CAMERON                       1/21/97
**Signature of Reporting Person              Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.